WOODSIDE

31 May 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Joint Venture Approves Chinguetti Project, lodged with the Australian Stock Exchange on 31 May 2004;
- Open Briefing, lodged with the Australian Stock Exchange on 31 May 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

dlw 6/18

82-2280

ASX ANNOUNCEMENT

(ASX: WPL)

MONDAY, 31 MAY 2004
7:00AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
FELICITY NUTTALL
W: + 61 8 9348 5064
M: + 61 417 975 770
E: felicity.nuttall@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

JOINT VENTURE APPROVES CHINGUETTI PROJECT

The Woodside-operated Chinguetti oil development in Mauritania will proceed following joint venture approval of the project. The capital investment expected to execute Phase 1 is approximately US$600 million.

The Chinguetti project is in Production Sharing Contract Area B, about 90km west of the Mauritanian capital, Nouakchott. Chinguetti, which was discovered in 2001, has proven and probable reserves estimated at around 120 million barrels of oil.

Woodside holds 53.846% of the project with Hardman Resources holding 21.6%, BG Group 11.63%, Premier 9.231% and Roc Oil 3.693%.

Woodside's Africa Business Unit Director, Ian Jackson, said the joint venture's decision to proceed would allow work to begin immediately under key contracts. Based on the award of contracts and anticipated timing of vessel availability, first oil is expected to be produced by March 2006.

"The Chinguetti project represents a key step in Woodside's international growth strategy and positions the company to secure significant value from its Mauritanian business," Mr Jackson said.

"It will be the first production operated by Woodside outside of Australia and will be a major contributor to our production and revenue stream.

"The approval of the Chinguetti project is an important first step for Woodside in establishing a foundation for future business in Mauritania."

The Chinguetti field development will include six production wells and four water injection wells for reservoir pressure support with flowlines to a permanently moored floating production, storage and offloading vessel moored over the field in about 800 metres of water. Surplus gas not required for fuel will be returned to a nearby reservoir via a gas injection well.

The floating production facility will be a converted trading tanker owned and operated under a service agreement with Bergesen d.y. Offshore AS, of Norway. Bergesen is a specialist provider and operator of floating production systems with current operations experience in Equatorial Guinea and Angola. The floating production facility will have a storage capacity of 1.6 million barrels. Oil production is expected to begin at about 75,000 barrels a day.

Subsea hardware will be supplied by FMC and drilling will be conducted by Smedvig and Stena Drilling. The drilling program is substantial and could contain around 20 wells which includes Chinguetti development and additional exploration and appraisal targets.

During project development, Woodside will directly manage logistics for the main contractors from its operations base in Nouakchott.

LOCATION MAP


N
0
50
100
Kilometres
19°N
18°N
17°N
16°N
19°W
18°W
17°W
16°W
15°W
14°W
PSC Area C6
PSC Area B
Tiof
Chinguetti
Banda
PSC Area A
PSC Area C2
Atlantic Ocean
Nouakchott
MAURITANIA
SENEGAL
Canary Islands
Algeria
Libya
Mauritania
Kenya
400-19854

82- 2280

Attention ASX Company Announcements Platform
Lodgement of Open Briefing

WOODSIDE

open briefing

corporatefile.com.au

Woodside Petroleum Limited
240 St Georges Terrace
Perth WA 6000

Date of lodgement: 31-May-2004

Title: Open Briefing. Woodside. COO on Chinguetti & Mauritania

Record of interview:

corporatefile.com.au
Woodside Petroleum Ltd. has just announced Final Investment Decision for the Chinguetti Oil Field (Woodside 53.8% and operator) in Mauritania. When do you expect first oil production and what production profile do you expect?

Chief Operating Officer Keith Spence
We anticipate that the field will be producing by March 2006, less than five years since oil was first discovered at Chinguetti in May 2001. This is a little later than the end 2005 start-up date we were previously looking for, due to the timing of vessel availability and the award of contracts.

Initial production rates are expected to be of the order of 75,000 barrels a day. Natural decline in field production is expected and, depending on field performance, a second phase of drilling on Chinguetti is planned in the second/third year of production. The field life is expected to be eight years. Various tie-back targets are yet to be fully evaluated that may extend the project life and maintain production rates.

corporatefile.com.au
Can you outline the development plan and the technical complexity involved?

COO Keith Spence
In the Project's first Phase we expect to drill about 11 wells on Chinguetti. Six of those wells will be producers, four will be water injectors and one will be a gas injector. Development drilling is likely to commence later this year.

An additional four producers are planned for Phase 2 drilling. Phase 2, as well as future abandonment costs, could cost in the order of US$150 million in addition to the previously announced US$600 million.

In developing the field, the joint venture will use a floating production, storage and offloading facility (FPSO) with storage capacity of 1.6 million barrels.

The facility will be a converted trading tanker supplied through a service agreement with Bergesen of Norway. Bergesen is a specialist provider and operator of floating production systems with current operations experience in Equatorial Guinea and Angola.

The FPSO agreement will cover engineering, fabrication and supply of the vessel, and operation of the oilfield, including engineering, procurement, installation, commissioning, operating and maintenance of facilities. The conversion of the vessel is expected to take about 18 months.

Additionally, contracts to supply and install subsea flowlines, risers and umbilicals are planned for award at the end of June 2004. Subsea hardware will be supplied by FMC and the drilling will be done by Smedvig and Stena Drilling.

Woodside will directly manage logistics for the main contractors from its operations base in Nouakchott, the capital of Mauritania.

With regard to your question about technical complexity, our development plan mitigates the risks associated with fault compartmentalisation of the reservoir and potential sand production. Our sand control strategy was successfully proven with the production test of the Chinguetti appraisal/early development well in October 2003. This well used the completion and sand control measures that will be employed for future development wells.

It's also our intention to use a 4D seismic technique over the field to optimise reservoir management and maximise recovery by locating areas for targeted drilling in Phase 2.

corporatefile.com.au
Can you put Chinguetti and the rest of your Mauritanian acreage in context? How important is this area for Woodside's production and reserves growth?

COO Keith Spence
Chinguetti will be the first production that Woodside operates outside of Australia and as such represents an important step towards building our first production hub in Mauritania.

We anticipate that the substantial drilling program planned to commence in the third quarter in 2004 will yield opportunities for additional production hubs in Mauritania. For example, Tiof could potentially become a second oil production hub.

Given the results to date (eg Tiof/Tiof West) and the area's prospectivity there is good potential for significant reserve additions from this program.

In terms of expected production, after taking Government entitlements into account, Chinguetti could provide approximately 11% of Woodside's annual production over the period 2006-2008.

corporatefile.com.au
One of your joint venturers in Mauritania, Hardman, outlined the fiscal terms for PSC B (containing Chinguetti) in its AIM Admission Document, dated March 2002. These included that the Contractor's Retention for Recovery of Petroleum Costs is up to 60%, that the Contractor's Share of Production is between 50% and 70% and that there is a Direct Tax of 25%. Is that a fair reflection of the fiscal terms applicable to Chinguetti? How does it compare with other African PSCs?

COO Keith Spence
The Mauritanian Government has requested that details of the PSC terms remain confidential. As with many PSCs, the Government has an option to back-in to the project. Woodside would welcome the Government into the Joint Venture and all our economics have allowed for such an outcome should it arise.

In our view the terms are fair, reflecting the need to support and encourage an emerging oil province in deepwater West Africa.

corporatefile.com.au
Presumably you will fund the capital expenditure out of existing cash reserves? Will you take out any price hedging?

COO Keith Spence
Yes, you are correct regarding funding. With our current strong cash position and long-term debt facilities we don't require project finance for Chinguetti.

We get asked the question about hedging quite often. We would only hedge if our four key financial objectives on liquidity and profitability were threatened on a total portfolio basis. That portfolio has allowed for the Chinguetti operations for some time now. Our cash flows are robust and there is no need to hedge.

corporatefile.com.au
What will be the financial impact for Woodside?

COO Keith Spence
Chinguetti meets our internal economic hurdles. We anticipate that Chinguetti, after taking Government entitlements into account, could represent as much as 12% of Woodside's annual revenue by 2006-2008. Clearly, this is dependent on oil prices and exchange rate movements.

Obviously revenues could be much greater if additional opportunities such as the Teve't prospect are confirmed and tied into a Chinguetti production hub.

corporatefile.com.au
Can you outline the exploration program planned this year in your Mauritanian permits? Can you comment generally on the regional prospectivity, the main exploration targets and their size?

COO Keith Spence
An aggressive drill program of some 20 wells is planned to commence around August 2004. The program has not yet been finalised however it may comprise of say 3-6 exploration wells, up to 4 Tiof appraisal wells and 1 Banda appraisal well, in addition to the 11 Chinguetti project wells. Our planning will be flexible so we can quickly appraise any new discovery, just as we did with Tiof last year. In addition, we have slots to enable further exploration and appraisal wells, assuming successful drilling.

This is the busiest drill campaign for any one area in the company's history. The program will involve two drill rigs, the '*Western Navigator*' operated by Smedvig and the '*Stena Tay*' operated by Stena.

Currently we've had 100% success in drilling the Miocene targets at Chinguetti, Banda, Tiof and Tiof West. However, to date a commercial discovery for the deeper Cretaceous targets has eluded us as evidenced by the wells at Courbine, Thon and Pouné. The success in the Miocene play is the result of our ability to identify the likely presence of hydrocarbons on seismic prior to drilling.

The Joint Venture has yet to finalise its drilling program, however, the exploration drilling will target potential volumes that could support either stand-alone or tie-back options.

corporatefile.com.au
The JV has enjoyed great success with discoveries in the Miocene sands. Do you believe the non-Miocene targets offer as much potential?

COO Keith Spence
We're encouraged by the results of the Pelican gas discovery as it proved that hydrocarbon charge and trap elements exist for the deeper Cretaceous targets. We're reworking the data on the Cretaceous, however, our focus this year is on the Miocene targets.

corporatefile.com.au
When do you expect the JV to finalise and sign off on the 2004 exploration program?

COO Keith Spence
The JV will likely decide by July 2004. We'll have the flexibility in terms of drilling slots, long lead equipment items etc to select additional targets once the program has commenced.

corporatefile.com.au
What's Woodside's current assessment of the size of Tiof? What development timetable do you have in mind?

COO Keith Spence
The Tiof discovery has only been penetrated by two wells, some 8 kilometres apart, consequently there is a wide range of potential volumes. We're therefore very cautious as to attributing volumes until we've further appraised the field later this year.

Depending upon favourable results from the Tiof appraisals, the field could be in production by 2008 but we're looking at options to fast-track the development. Remember this is still early days though. We have to appraise the field and establish commercial viability.

corporatefile.com.au
BG has raised the possibility of developing LNG projects on the Mauritanian acreage such as Banda. What's Woodside's view and what would successful LNG developments mean for the overall value of your Mauritanian acreage?

COO Keith Spence
Being located on the west coast of Africa ideally positions Mauritania for LNG export into the Atlantic Basin. Clearly there is good potential as demonstrated by Banda. We intend to appraise Banda this year and some of the exploration drilling candidates are likely to target gas.

The first hurdle to be addressed is to prove up sufficient volumes to underpin an LNG project, then we need to secure markets and confirm economic viability. Woodside's depth in LNG and gas as both operator and marketer, positions us well for developing a gas business in Mauritania in the future.

corporatefile.com.au
Thank you Keith.

To read previous Woodside Open Briefings, or to receive future Open Briefings by email, please visit www.corporatefile.com.au

For further information on Woodside Petroleum Limited visit www.woodside.com.au